SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 16, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI COMPLETES TRANSACTION TO ACQUIRE
                                      15.9% DIRECT INTEREST IN B2GOLD AND INCREASE B2GOLD’S
                                      INTEREST IN CERTAIN COLOMBIAN PROPERTIES

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 76 Jeppe Street \ Newtown \ 2001 \ South Africa
Tel +27 (0) 11 637 6000 \ Fax +27 (0) 11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA14.08
16 May 2008
ANGLOGOLD ASHANTI COMPLETES TRANSACTION TO ACQUIRE 15.9% DIRECT
INTEREST IN B2GOLD AND INCREASE B2GOLD’S INTEREST IN CERTAIN COLOMBIAN
PROPERTIES
AngloGold Ashanti Limited (“AngloGold Ashanti”) is pleased to announce that it has completed the transaction with B2Gold Corp (“B2Gold”) as previously announced on 14 February 2008, under which:
·   AngloGold Ashanti’s existing right to receive 20% of the voting shares of B2Gold’s wholly-owned subsidiary, Andean Avasca Resources Inc. (AARI), has been terminated;
·   their existing Colombian joint venture arrangements have been amended; and
·   B2Gold has acquired from AngloGold Ashanti additional interests in certain mineral properties in
    Colombia that were not included in the original joint venture agreement.
In exchange, B2Gold issued to AngloGold Ashanti's nominee 25 million common shares of B2Gold and
21.4 million share purchase warrants in B2Gold. The exercise price of the warrants is Cdn$3.34 with respect to 11,000,000 warrants and Cdn$4.25 with respect to the balance of the 10,400,000 warrants.
Both tranches of warrants have a three-year term. Based on the 157,277,500 currently outstanding shares of B2Gold, AngloGold Ashanti will hold approximately 15.9% of B2Gold’s issued and outstanding shares. AngloGold Ashanti’s fully diluted interest in B2Gold upon the exercise of the
21.4 million warrants will be approximately 26%.
AngloGold Ashanti's purpose in effecting this transaction is to build on its Colombian strategy of continuing to leverage its first-mover advantage through developing its exploration projects, both in its own right and together with partners like B2Gold. Through the transaction, it will acquire a direct interest in B2Gold that will provide AngloGold Ashanti with exposure to B2Gold’s global exploration programme, as well as participation in the underlying joint venture interests in Colombia that AngloGold
Ashanti will retain with B2Gold.
As a result of the transaction:
·   B2Gold retains 100% of AARI and no longer has an obligation to list AARI shares on a stock exchange;
·   B2Gold acquires a 100% interest in the Miraflores property in Colombia from AngloGold Ashanti and a 100% interest (subject to AngloGold Ashanti retaining a 1% royalty) in the Mocoa property, a copper/molybdenum deposit located in the south of Colombia;
·   AngloGold Ashanti transfers to B2Gold a 2% interest in the Gramalote joint venture and assigns to
    B2Gold other rights relating to Gramalote Limited, including AngloGold Ashanti’s right to acquire an additional 24% interest in Gramalote, so that B2Gold will be entitled to a 51% interest in the
    Gramalote joint venture (AngloGold Ashanti retaining the remaining 49%);

·   B2Gold takes over management of exploration of the Gramalote property and is responsible for expenditures to complete a feasibility study of the project by July 2010. The transfer of the 2%
    interest in the Gramalote joint venture to B2Gold is conditional on B2Gold completing the feasibility study by June 2010;
·   AngloGold Ashanti transfers to the Gramalote joint venture its interests in additional land positions, of approximately 1 500 square kilometers in extent, located around the Gramalote deposit; and
·   B2Gold’s obligations, in terms of the extent of drilling required for it to earn in its interests in other
    Colombian properties under the Relationship, Farm-out and Joint Venture Agreement dated
    8 November 2006 with AngloGold Ashanti and AARI, increase from 3 000 metres to 5 000 metres.
Commenting on the transaction, Richard Duffy, Executive Vice President: Business Development for
AngloGold Ashanti said: “The conclusion of this agreement with B2Gold marks a further step in building a solid platform for AngloGold Ashanti’s exploration activities in Colombia and maximising AngloGold
Ashanti’s exposure to the potential of this prospective country.”
ENDS
Contacts
South
Africa
Tel:
Mobile:
E-mail:
Charles Carter (Investor Relations) +27 (0) 11 637-6385 +27 (0) 82 330 5373 cecarter@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of
AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on
31 March 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti has
filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE
MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s
Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street,
Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to
Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 16, 2008
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary